Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

July 26, 2012

Re:	Performant Financial Corporation
Registration Statement on Form S-1/A filed July 23, 2012
File No. 333-18259

Ladies and Gentlemen:

On behalf of Performant Financial Corporation (the “Registrant” or the “Company”), set forth below are responses to comment set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) dated July 25, 2012.

Financial Statements

Note (6) Capital Stock, page F-31

1.	We note that in March 2012 you issued 107,522 shares of common stock with a deemed value of $1,215,000 as compensation for financial services. In light of the proximity of this issuance to the IPO and the significant difference in the valuation and the preliminary IPO price range, it is unclear to us how you reasonably concluded the assigned value was the fair value of the shares issued. With a view towards expanded disclosure, please advise us in detail.

Response: As discussed during our phone conversation with the Staff earlier today, the Company will increase the recognized fair value of the 107,500 shares of common stock (215,000 shares of common stock after taking into account the proposed 2-for-1 forward stock split effected today) that were issued to an investment advisor as compensation in connection with the Company’s entry into a new credit facility as part of its recapitalization on March 19, 2012. The value of the shares will be $26.00 per share (or $13.00 per share after taking into account the proposed 2-for-1 forward stock split), which is the midpoint of the currently expected IPO price range of between $24 and $28 per share ($12-$14 per share after taking into account the proposed 2-for-1 forward stock split).

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July 26, 2012

Below please find responses to each of the points about which the Staff requested additional information:

1. Debt Issuance Costs. Because the shares of common stock issued to the Company’s financial advisor in March 2012 were issued as payment for services rendered in connection with the Company’s entry into a new credit facility pursuant to a debt recapitalization in March 2012, the expense associated with the issuance of such shares of common stock will be amortized over the life of the new credit facility, which has maturity periods of between 5 and 6 years. Accordingly, the increase in the amount of expense to be recognized by the Company as a result of the increase in the fair value of the shares of common stock will be amortized over the life of the new credit facility entered into in connection with the March 2012 recapitalization.

2. Revisions to Notes to Financial Statements. The Company will revise Note (6) to the consolidated financial statements for the three months ended March 31, 2011 and 2012 to clarify that the value of the shares of common stock granted to its investment advisor are related to the investment advisor’s services in connection with the debt portion of the recapitalization, and will be amortized over the life of the new credit facility entered into in March 2012.

3. Effect of Increased Valuation on First Quarter 2012 Financial Statements. The Company conducted a review of the materiality of the adjustments of the financial statements for the three months ended March 31, 2012 in accordance with SEC Staff Accounting Bulletin: No. 99 – Materiality.

Quantitative: The initial valuation of the shares of common stock was approximately $1.2 million and the revised valuation based on the current midpoint of the IPO range is approximately $2.8 million. With respect to the Company’s balance sheet, the change in value of approximately $1.6 million as an adjustment to debt issuance cost is equal to approximately 1% of the Company’s total assets. The recapitalization closed on March 19, 2012, and only 12 days of the amortization period took place in the first quarter of 2012. As a result, the increase in the fair value of the shares of common stock to the midpoint of the revised IPO price range as discussed above would have resulted in an increase in expense of approximately $10,000 in the three months ended March 31, 2012.

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July 26, 2012

Qualitative: The Company conducted a review of the qualitative considerations related to whether these adjustments are material, including the following:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	whether the misstatement masks a change in earnings or other trends;

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

•	whether the misstatement changes a loss into income or vice versa;

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	whether the misstatement affects the registrant’s compliance with regulatory requirements;

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

•	whether the misstatement involves concealment of an unlawful transaction.

Based on the consideration of the quantitative and qualitative factors, the Company has concluded that these adjustments are not material, and therefore, the Company proposes it will not make any changes to its consolidated financial statements for the three months ended March 31, 2012.

4. Revision to Fair Value of Common Stock to be Reflected in Future Financial Statements. The Company will include the expense increase as a result of the increase in the fair value of the shares of common stock as discussed above in all future financial reports of the Company as applicable, including its consolidated financial statements for the six months ending June 30, 2012. The Company will amend its Registration Statement to include the June 30, 2012 consolidated financial statements before the Company requests that the Registration Statement be declared effective. In its most recent amendment to the Registration Statement, the Company presented estimates of its second quarter 2012 results. The Company advises that the additional expense that will result from valuing the shares of common stock at the midpoint of the range will not result in any change to the estimates currently provided in the Registration Statement.

We are prepared to respond very quickly to any further comments or questions the Staff may have.

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July 26, 2012

*****

Questions or comments concerning any matter with respect to the response set forth above may be directed to the undersigned at (415) 983-7480 or via email to blair.white@pillsburylaw.com.

Very truly yours,

/s/ Blair W. White

Blair W. White

www.pillsburylaw.com